Exhibit 99.1

For Immediate Release

Emergent Group Inc. Reports Record EPS of $0.12 on Record Sales
for Second Quarter

Profit nearly double 2007 level

SUN VALLEY, Calif., Aug. 12, 2008 (PRIME NEWSWIRE) -- Emergent Group Inc. (OTCBB:EMGP), a leading provider of mobile medical lasers and surgical equipment, announced results for the second quarter ended June 30, 2008. Revenues for the quarter increased 13% to a record $4,901,549 compared to revenues of $4,331,488 for the same period in 2007. Net income increased 97% to $711,368 or $0.12 per basic share for the second quarter as compared to net income of $361,204 or $0.07 per basic share for the same period in 2007.

"Our strong financial performance in the second quarter of 2008 represents our eleventh consecutive quarter of year over year sales growth," said Bruce J. Haber, Emergent Group Chairman and CEO. "Particularly satisfying is the nearly doubling of our quarterly profit on the eve of expanding our business model into eleven new states following the recently announced purchase of the assets of PhotoMedex Surgical Services ('PSS'), a division of PhotoMedex, Inc.," added Mr. Haber.

"On August 8, 2008, we closed the PSS asset purchase. The PSS division recorded sales of $7,667,000 for the year ended December 31, 2007, equal to 43% of Emergent's sales of $17,662,000 for the same period," added Mr. Haber. "We expect the division to be accretive to Emergent Group's earnings for 2008 and represent a large future growth opportunity."

He further remarked, "Our confidence in our business and prospects is reinforced by our continued strong cash generation and demonstrated by the payment of a $0.30 per share cash dividend in January, 2008, an increase of 50% over the prior year."

About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. ("PRI Medical") provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in five states in the western United States and eleven states along the eastern seaboard. For product and other information, visit PRI Medical's website, http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact:  Bruce J. Haber (914) 235-5550, x12
e-mail:                      bhaber@primedical.net

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2008	2007
ASSETS	(Unaudited)

Current assets
Cash	$2,032,441	$3,043,654
Accounts receivable, net of allowance for doubtful
accounts of $20,460 and $17,460	2,458,576	2,313,084
Inventory, net of reserves of $57,339 and $54,999	601,831	504,792
Prepaid expenses	205,746	164,857
Deferred tax assets	915,488	915,488

Total current assets	6,214,082	6,941,875

Property and equipment, net of accumulated depreciation and
amortization of $6,525,567 and $5,954,233	4,477,595	4,142,230
Goodwill	1,120,058	1,120,058
Other intangible assets, net of accumulated amortization of
$195,035 and $172,355	71,250	93,930
Deposits and other assets	75,204	104,758

Total assets	$11,958,189	$12,402,851

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,245,392	$1,143,198
Current portion of notes payable	50,445	100,888
Accounts payable	853,073	709,027
Dividends payable	-	1,686,095
Accrued expenses and other liabilities	1,598,953	1,559,046

Total current liabilities	3,747,863	5,198,254

Capital lease obligations, net of current portion	2,019,792	2,341,710

Total liabilities	5,767,655	7,539,964

Minority interest	706,223	592,807

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,724,878 and 5,619,392 shares issued and outstanding	228,992	224,772
Additional paid-in capital	14,903,002	14,836,263
Accumulated deficit	(9,647,683)	(10,790,955)

Total shareholders' equity	5,484,311	4,270,080

Total liabilities and shareholders' equity	$11,958,189	$12,402,851

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenue	$4,901,549	$4,331,488	$9,405,838	$8,714,296
Cost of goods sold	2,690,183	2,623,649	5,316,017	5,190,753
Gross profit	2,211,366	1,707,839	4,089,821	3,523,543

Selling, general, and administrative expenses	1,131,241	1,099,876	2,255,094	2,188,100
Income from operations	1,080,125	607,963	1,834,727	1,335,443

Other income (expense)
Interest expense	(63,704)	(59,798)	(126,136)	(111,602)
Gain on disposal of property and equipment	28,937	112	28,937	8,214
Other income, net	11,472	21,872	24,124	36,092
Total other income (expense)	(23,295)	(37,814)	(73,075)	(67,296)

Income before provision for income taxes
and minority interest	1,056,830	570,149	1,761,652	1,268,147
Provision for income taxes	(75,000)	(39,510)	(135,500)	(95,412)
Income before minority interest	981,830	530,639	1,626,152	1,172,735

Minority interest in income of consolidated
limited liability companies	(270,462)	(169,435)	(482,884)	(294,420)

Net income	$711,368	$361,204	$1,143,268	$878,315

Basic earnings per share	$0.12	$0.07	$0.20	$0.16

Diluted earnings per share	$0.12	$0.06	$0.19	$0.15

Basic weighted average shares outstanding	5,725,802	5,551,558	5,688,150	5,480,253

Diluted weighted-average shares outstanding	5,981,569	5,874,849	5,947,420	5,802,259

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